SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

AmTrust Financial Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

032359309

(CUSIP Number)

Barry D. Zyskind

AmTrust Financial Services, Inc.

59 Maiden Lane, 43rd Floor

New York, NY 10038

(212) 220-7120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 032359309	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry D. Zyskind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,666,826
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,666,826
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,666,826
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,313,185
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,313,185
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,313,185
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) George Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,138,946
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,138,946
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,138,946
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leah Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,029,637
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,029,637
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,029,637
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 6 of 9 Pages

Item 1.	Security and Issuer

This statement relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of AmTrust Financial Services, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 59 Maiden Lane, 43rd Floor, New York, New York 10038.

Item 2.	Identity and Background

(a)	This statement is filed by Barry D. Zyskind, Michael Karfunkel, George Karfunkel and Leah Karfunkel (collectively, the “Group”).

(b)	The business address for each member of the Group is c/o AmTrust Financial Services, Inc., 59 Maiden Lane, 43rd Floor, New York, New York 10038.

(c)	Barry D. Zyskind is the President and CEO of the Issuer; Michael Karfunkel is the Issuer’s Chairman of the Board; and George Karfunkel is a Director of the Issuer. Leah Karfunkel is the trustee of the Michael Karfunkel 2005 Grantor Retained Annuity Trust.

(d)	None of the members of the Group have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the members of the Group have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each member of the Group is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used to make the acquisitions of Common Stock reported in this Schedule 13D/A are solely those of each member of the Group. The source of these funds was the private funds of each member of the Group. Certain shares beneficially owned by Mr. Zyskind are equity grants made under the Issuer’s 2010 Omnibus Incentive Plan, as amended. A portion of the increase of the Group’s beneficial ownership is attributable to two stock dividends declared by the Issuer’s Board of Directors since the last amendment to the Group’s Schedule 13D/A that were paid on September 20, 2012 and September 4, 2013.

Item 4.	Purpose of Transaction.

The purpose of this filing is to update the beneficial ownership of the Group for shares of Common Stock purchased by two Group members and changes in the form of beneficial ownership based on contributions to trusts and foundations controlled by certain Group members and changes in familial relationship status since the Group’s last Schedule 13D filing in July 2012. As of the date of this filing, the Group beneficially holds 44,148,594 shares of Common Stock, or 59.1% of the Common Shares outstanding as of December 18, 2013, representing an increase of 4,242,165 shares of Common Stock held by the Group from the last amendment to the Group’s Schedule 13D/A filed with the Securities and Exchange Commission on July 30, 2012. A portion of this increase is attributable to two stock dividends declared by the Issuer’s Board of Directors since the last amendment to the Group’s Schedule 13D/A that were paid on September 20, 2012 and September 4, 2013. For information regarding individual holdings of each member of the Group, please refer to the cover pages of this filing.

CUSIP No. 032359309	13D	Page 7 of 9 Pages

The Group acquired the Common Stock for investment purposes. As noted above, Mr. Zyskind is the President and CEO of the Issuer; Michael Karfunkel is the Issuer’s Chairman of the Board of Directors; and George Karfunkel is a Director of the Issuer. As such, they participate in the planning and decisions of the Board of Directors and management of the Issuer. Any or all of them may from time to time develop plans respecting, or propose changes in, the management, composition of the Board of Directors, operations, capital structure or business of the Issuer. Depending upon market conditions and other factors that the members of the Group deem material, they may purchase additional Common Stock or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Stock or other securities of the Issuer that they now own or may hereafter acquire. Except as described above, the members of the Group do not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D. The members of the Group reserve the right to formulate plans or make proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, the Group beneficially owns 44,148,594 shares of Common Stock, which represents 59.1% of the Issuer’s 74,737,252 outstanding shares of Common Stock as of December 18, 2013. The following amounts represent the beneficial ownership for each member of the Group: (i) Barry D. Zyskind beneficially owns 7,666,826* shares of Common Stock, which represents 10.3% of the Issuer’s outstanding shares of Common Stock; (ii) Michael Karfunkel beneficially owns 8,313,185** shares of Common Stock, which represents 11.1% of the Issuer’s outstanding shares of Common Stock; (iii) George Karfunkel beneficially owns 18,138,946* shares of Common Stock, which represents 24.3% of the Issuer’s outstanding shares of Common Stock; and (iv) Leah Karfunkel beneficially owns 10,029,637*** shares of Common Stock, which represents 13.4% of the Issuer’s outstanding shares of Common Stock.

*	The Teferes Foundation, a charitable foundation controlled by Barry Zyskind, owns 150,782 shares of Common Stock. The Barry D. Zyskind GST Trust, a trust for which Barry Zyskind has sole investment and voting control, owns 387,469 shares of Common Stock. The Chesed Foundation of America, a charitable foundation controlled by George Karfunkel, owns 7,927,660 shares of Common Stock. The 2012 Karfunkel Family Trust, a trust for which George Karfunkel has sole investment and voting control, owns 440,000 shares of Common Stock.

**	The Hod Foundation, a charitable foundation controlled by Michael Karfunkel, owns 7,216,773 shares of Common Stock. Michael Karfunkel, individually, owns 1,096,412 shares of Common Stock.

***	Leah Karfunkel’s 10,029,637 shares of Common Stock are held by the Michael Karfunkel 2005 Grantor Retained Annuity Trust, of which she is the sole trustee. ACP Re Ltd., 100% owned by ACP Re Holdings, a Delaware LLC, holds 6,050,000 of these shares. ACP Re Holdings, LLC is owned 99.9% by the Michael Karfunkel 2005 Grantor Retained Annuity Trust.

(b)	Each member of the Group has sole power to vote and dispose of the shares of Common Stock beneficially owned by each member.

(c)

On November 10, 2013, Mr. Zyskind relinquished custodianship, including investment and voting control, of 27,500 shares of Common Stock held by his oldest child. On December 12, 2013, the Michael Karfunkel 2005 Grantor Retained Annuity Trust purchased in open market transactions

CUSIP No. 032359309	13D	Page 8 of 9 Pages

209,772 shares of Common Stock at a weighted average price of $31.4125 per share. On December 18, 2013, the Michael Karfunkel 2005 Grantor Retained Annuity Trust purchased in an open market transaction 500,000 shares of Common Stock at a price of $30.25 per share. On December 12, 2013, George Karfunkel purchased in an open market transaction 200,000 shares of Common Stock at a price of $32.48 per share. On December 18, 2013, George Karfunkel purchased in open market transactions 300,000 shares of Common Stock at a weighted average price of $28.9867 per share.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1 — Joint Filing Agreement, dated July 30, 2012, by and among Barry D. Zyskind, Michael Karfunkel, George Karfunkel and Leah Karfunkel (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A, dated July 28, 2012, of Barry D. Zyskind, Michael Karfunkel, George Karfunkel and Leah Karfunkel).

CUSIP No. 032359309	13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2014

/s/ Barry D. Zyskind
Barry D. Zyskind

/s/ Michael Karfunkel
Michael Karfunkel

/s/ George Karfunkel
George Karfunkel

/s/ Leah Karfunkel
Leah Karfunkel